UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 22, 2012

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

21 March 2012

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Today, 21 March 2012, Novo Nordisk A/S held the Annual General Meeting at Radisson Blu Falconer Hotel & Conference Center, Falkoner Allé 9, DK-2000 Frederiksberg, Denmark. At the General Meeting, the shareholders adopted the following:

–  Adoption of the Company’s audited Annual Report 2011.

–  Approval of the actual remuneration of the Board of Directors for 2011.

–  Approval of the remuneration level of the Board of Directors for 2012.

–  Distribution of profit according to the adopted Annual Report 2011. The dividend will be DKK 14.00 per A or B share of DKK 1, corresponding to an increase of 40% compared to the dividend declared for the 2010 financial year.

–  Re-election of Sten Scheibye as chairman of the Board of Directors and Göran Ando as vice chairman of the Board of Directors.

–  Re-election of the following current board members elected by the General Meeting: Bruno Angelici, Henrik Gürtler, Thomas Paul Koestler, Kurt Anker Nielsen, and Hannu Ryöppönen. Jørgen Wedel had decided not to seek re-election and Liz Hewitt was elected as a new member to the Board of Directors.

–  Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

–  Reduction of the Company’s B share capital from DKK 472,512,800 to DKK 452,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 20,000,000 divided into 20,000,000 B shares of DKK 1 each. After reduction of the share capital, the Company’s share capital will amount to DKK 560,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

Company Announcement no 18 / 2012				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

–  Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital and a holding limit of 10% of the share capital. The shares must be repurchased at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%.

–  Authorisation to the Board of Directors to introduce electronic communication for use in all communication between the Company and its shareholders. The authorisation will be inserted as a new Article 15 in the Articles of Association

–  Amendment of Articles 6.5, 10.5 and 11.1 of the Articles of Association to reflect the change of the name of the Danish Business Authority.

–  Approval of revised Remuneration Principles.

Composition of the Board of Directors

After the Annual General Meeting the Board of Directors is composed as follows:

• Sten Scheibye (chairman)

• Göran Ando (vice chairman)

• Bruno Angelici

• Henrik Gürtler

• Liz Hewitt

• Ulrik Hjulmand-Lassen (employee representative)

• Thomas Paul Koestler

• Anne Marie Kverneland (employee representative)

• Kurt Anker Nielsen

• Søren Thuesen Pedersen (employee representative)

• Hannu Ryöppönen

• Stig Strøbæk (employee representative)

Company Announcement no 18 / 2012				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Composition of the Audit Committee

At a board meeting held immediately following the Annual General Meeting the Board of Directors elected Liz Hewitt, Kurt Anker Nielsen and Hannu Ryöppönen as members of the Audit Committee and with Hannu Ryöppönen as chairman. All members of the Audit Committee were designated by the Board as financial experts and independent as defined by the US Securities and Exchange Commission (SEC). Under Danish law, the Board designated all members as financial experts and Liz Hewitt and Hannu Ryöppönen as independent.

After the board meeting the Audit Committee is therefore composed as follows:

• Hannu Ryöppönen (chairman)

• Liz Hewitt

• Kurt Anker Nielsen

Further information:

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com
In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 18 / 2012				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 22, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer